Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended March 31,
	2012	2013	2014	2015	2016
	(Millions of yen, except for ratios)
Excluding interest on deposits
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥936,716	¥889,530	¥1,286,858	¥1,114,784	¥1,294,644
Add: Fixed charges (excluding interest on deposits)(1)	281,897	298,158	279,601	286,850	308,450
Add: Distributed income of equity investees	3,768	4,158	4,295	4,743	10,406
Less: Preference security dividend requirements of consolidated subsidiaries	(85,026)	(86,063)	(84,289)	(65,780)	(62,727)

Total earnings	¥1,137,355	¥1,105,783	¥1,486,465	¥1,340,597	¥1,550,773

Fixed charges (excluding interest on deposits)(1)	¥281,897	¥298,158	¥279,601	¥286,850	¥308,450
Ratio of earnings to fixed charges	4.03	3.71	5.32	4.67	5.03

	Fiscal year ended March 31,
	2012	2013	2014	2015	2016
	(Millions of yen, except for ratios)
Including interest on deposits
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥936,716	¥889,530	¥1,286,858	¥1,114,784	¥1,294,644
Add: Fixed charges (including interest on deposits)(1)	411,359	421,536	419,991	452,417	510,762
Add: Distributed income of equity investees	3,768	4,158	4,295	4,743	10,406
Less: Preference security dividend requirements of consolidated subsidiaries	(85,026)	(86,063)	(84,289)	(65,780)	(62,727)

Total earnings	¥1,266,817	¥1,229,161	¥1,626,855	¥1,506,164	¥1,753,085

Fixed charges (including interest on deposits)(1)	¥411,359	¥421,536	¥419,991	¥452,417	¥510,762
Ratio of earnings to fixed charges	3.08	2.92	3.87	3.33	3.43

Note:

(1)	Comprises (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, (iii) an estimate of the interest within rental expense and (iv) preference security dividend requirements of consolidated subsidiaries.